UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Swid                       Stephen                    C.
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   (Last)                       (First)                   (Middle)

   152 West 57th Street
 -------------------------------------------------------------------------------
                                    (Street)

   New York                           New York             10019
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     3/19/03
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Bally Total Fitness Holding Corporation  (BFT)  ("Bally")
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable line)

     |X|  Form filed by One Reporting Person

     |_|  Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

   Common Stock                         244,300                     (D)                   N/A
------------------------------------------------------------------------------------------------------------------------------------
   Common Stock                          12,500                     (I)                   (1)
------------------------------------------------------------------------------------------------------------------------------------
   Common Stock                          12,500                     (I)                   (2)
------------------------------------------------------------------------------------------------------------------------------------
   Common Stock                          55,000                     (I)                   (3)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
5(b)(v).

Table II -- Derivative Securities Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Securities:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


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 Non-Employee Director
 Stock Options          (3)         3/20/2013       Common Stock           5,000            $4.97          (D)            N/A
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) Owned directly by the Jill H. Swid 1996 Trust, of which Mr. Swid's daughter is the beneficiary and of which Mr. Swid, along with his wife and daughter, are the trustees.

(2) Owned directly by the Robin S. Swid 1996 Trust, of which Mr. Swid's daughter is the beneficiary and of which Mr. Swid, along with his wife and daughter, are the trustees.

(3) Mr. Swid is the principal of Swid Capital, L.L.C., which is the investment manager of The Wall Street Trust, which owns the shares of common stock of Bally.

(4) The options vest in 3 equal annual installments beginning on March 20, 2004.

By: /s/ Stephen C. Swid                                  3/27/2003
    -----------------------------------------            -----------------------
    Stephen C. Swid                                      Date
    **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).